New Oriental Energy & Chemical Corp.
Xicheng Industrial Zone of Luoshan, Xinyang
Henan Province, The People’s Republic of China 464200

February 25, 2011

Via EDGAR

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	New Oriental Energy & Chemical Corp.
Form 10-K for the Fiscal Year ended March 31, 2010
Forms 10-Q for the Fiscal Quarters ended June 30, 2010 and September 30, 2010
Form 8-K filed October 20, 2010
File No. 1-33470

Dear Mr. Decker:

On behalf New Oriental Energy & Chemical Corp. (the “Company”), I submit this letter in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 28, 2011, regarding the above referenced filings. For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of the Company.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

1.
Please note that you should not start checking the cover page box relating to Interactive Data File compliance until you are required to submit those files. For further guidance, please refer to Question 105.04 in the Division’s Interactive Data Compliance and Disclosure Interpretations that can be found on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#interactivedata.

Response to Comment 1

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

Item 1 - Business, page 2

2.
We note your statement on page 4 that 100,000,000 tons of urea are produced per year worldwide. When presenting this information in future filings, please also disclose the amount of urea you produce per year.

Response to Comment 2

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

3.	We note the 2007 urea statistics you provide on page 10. In the future, please provide current information updating the statistics.

Response to Comment 3

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

4.
You reference Chinese environmental laws and regulations on page 12. In future filings, please clarify here whether you are in compliance with these laws and regulations. We note the disclosure in the first risk factor on page 17 that you believe you have complied with applicable governmental regulations.

Response to Comment 4

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

Item IA - Risk Factors, page 12

5.	You state, “The risks described below are not the only ones facing our Company”. In future filings, please revise to state, if true, that you discuss all known material risks.

Response to Comment 5

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

6.
On page 13, you state that patents, among other intellectual property, are “critical” to your success. However, on page 11, you state that you do not own patents and that filing a patent application would be “detrimental” to your future business. Please advise.

Response to Comment 6

We respectfully note your comment and the Company confirms that the sentence “We regard our service marks, trademarks, trade secrets, patents and similar intellectual property as critical to our success” should read “We regard our service marks, trademarks, trade secrets and similar intellectual property as critical to our success” and will be revised in future filings accordingly.

7.
In the first risk factor on page 14, we note the disclosure of the risks posed by supply disruptions for raw materials, but on page 8, you state that you have access to numerous sources of supply and maintain sufficient quantities of inventories of your chemical products to meet customer demand. In future filings, please reconcile the apparent inconsistencies between such statements and include only those risk factors you believe are currently material to you.

Response to Comment 7

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

8.
In future filings, please reconcile the apparent inconsistency between the statement on page 10 that “Most fertilizer producers in China do not have the national brand name recognition the Company has as a basis for promoting their products” with the statement that some of your competitors have greater name recognition and a larger customer base in the risk factor entitled “Intense competition from existing chemical companies and new entities may adversely affect our revenues and profitability” on page 14.

Response to Comment 8

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

9.
Please refer to the second risk factor on page 15. In future filings, please do not include generic risk factors that are applicable to any company or industry. Otherwise, revise to specify how the loss of executive officers and other members of management would have a material adverse effect on you.

Response to Comment 9

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

10.	Please refer to the last risk factor on page 20 in which you refer to pharmaceutical companies. In future filings, please ensure that your risk factors relate to your company and industry.

Response to Comment 10

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

11.
Please refer to the penultimate risk factor on page 21 in which you refer to “this resale prospectus.” In future filings, please ensure that your risk factors are relevant to the forms in which they are included.

Response to Comment 11

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

12.
Please refer to the first and last risk factors on page 22. In future filings, please remove references to “newly applicable rules” when referring to the Sarbanes-Oxley Act of 2002 or reference specific rules and regulations that fit this description.

Response to Comment 12

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

Item 7 — Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

Significant Accounting Policies and Management Estimates, page 27

Income Taxes, page 27

13.
You disclose that “a valuation allowance is provided for deferred tax assets if there is a strong likelihood the items will expire before its benefits are realized or if its future utilization is uncertain.” Pursuant to ASC 740-10-30-5, please revise your disclosure in future filings to disclose that deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Response to Comment 13

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

14.
Given that you have recurring losses and ceased production on November 15, 2010, please expand your disclosure in future filings to further explain your basis for concluding that it is more likely than not that your deferred tax assets are realizable as of March 31, 2010 and September 30, 2010. Your explanation should include the following:

•	Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted; and

•	Please discuss any significant estimates and assumptions used in your analysis.

Refer to ASC 740-10-30-17 through 740-10-30-23. Please show us in your supplemental response what the revisions will look like.

Response to Comment 14

We respectfully note your comment and the Company confirms that disclosure in future filings will be similar to the following:

In June 2006, the FASB issued ASC 740-10, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. ASC 740-10 presents a two-step process for evaluating a tax position. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more likely than not recognition threshold, by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizing that amount in the financial statements. At the date of adoption, and as of December 31, 2010, the Company does not have a liability for unrecognized tax benefits. There was no effect on financial condition or results of operations as a result of implementing ASC 740-10. The Company recurred losses and ceased production on November 15, 2010, the Company estimated that the deferred tax assets was realizable in the future. Full valuation allowance was provided against deferred tax assets.

Known Trends or Uncertainties, page 29

15.	In future filings, please disclose whether you are able to pass on to customers the increase in the price of your raw materials and the effect, if any, price changes have on your revenues.

Response to Comment 15

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

Capital Expenditures, page 29

16.	In future filings, please disclose the amount of funding that will be required to finish major projects such as the 200,000 tons/year Methanol project.

Response to Comment 16

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

Results of Operation, page 29

17.
We note your risk factor on page 18 related to the value of the Renminbi against the U.S. dollar and its effect on your financial results reported in U.S. dollar terms. In future filings, please fully expand your discussion of each component of your results of operations for each period presented to appropriately address the impact of foreign currencies on your reported results from period to period. Please show us in your supplemental response what the revisions will look like.

Response to Comment 17

We respectfully note your comment and the Company confirms that disclosure in future filings will be similar to the following:

Foreign currency translation gain

The accompanying consolidated financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The difference resulting from the fluctuation of exchange rate is recorded to foreign currency translation gain (loss). For the years ended March 31, 2*** and 2***, foreign currency translation gain (loss) was $*** and $***, respectively.

Revenue, page 30

18.
In future filings, please explain the changes in your results of operations in greater detail. For instance, you state generally that the decrease in revenue from sales of Ammonium Bicarbonate was attributable to the decrease in sales volume and the selling price of this product. Likewise, you state that sales of Methanol increased due to an increase in sales volume of Methanol. Such disclosure does not fully explain the changes in operating results between periods.

Response to Comment 18

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

19.
In the “Top 5 Customers” table on page 32, you indicate that Fuyang Ruilong Chemical Co., Ltd. accounted for 27% of your methanol sales. However, below the table, you state that the customer accounted for 14% of your methanol sales. Please advise.

Response to Comment 19

We respectfully note your comment and the Company confirms the sentence below the table on page 32 “Methanol was sold to customer 5, which accounted for 14% of the total sales of Methanol” should read “Methanol was sold to customer 5, which accounted for 27% of the total sales of Methanol.”

Cost of Goods Sold (COGS), page 32

20.
Your cost of goods sold represents 117% of total revenues for the year ended March 31, 2010. As such, please enhance your discussion of cost of goods sold in future filings to discuss the business reasons for the changes between periods. We remind you that you should provide an analysis, through the eyes of management, of the underlying business reasons for these changes. When multiple factors contribute to fluctuations, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases within the cost of goods sold line item. Please show us in your supplemental response what the revisions will look like.

Response to Comment 20

We respectfully note your comment and the Company confirms that disclosure in future filings will be similar to the following:

COGS for the year ended March 31, 2010 was $38,037,303 which is 117.17% of total revenues and represents a 29.61% decrease as compared to $54,038,734 and 102.84% of total revenues for the year ended March 31, 2009. The decrease in COGS was mainly due to the decrease in sales volume of products as compared to the same period last year. The increase of the percentage of COGS to total revenue was mainly due to the decrease in the sales price was greater than the decrease in the price of raw material.

Government Grants, page 33

21.	We note your reference to your “environmental protection program”. In future filings, please provide increased disclosure about the nature of this program.

Response to Comment 21

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

Liquidity, page 36

22.
Please enhance your liquidity section in future filings to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Response to Comment 22

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

23.
Please revise your disclosure in future filings to further discuss how you will be able to complete the necessary steps in order to meet your cash requirements throughout the fiscal year ending March 31, 2011. Your current disclosure of the financial assistance from your major shareholder and the short-term financings do not appear to cover your working capital deficit. Please show us in your supplemental response what the revisions will look like.

Response to Comment 23

We respectfully note your comment and the Company confirms that disclosure in future filings will be similar to the following:

On November 15, 2010, the Company ceased production due to the Company’s cash flow problem. The Company is seeking financial resources to solve the problem. The Company will obtain additional short-term loans from its major shareholder and extend existing loans from major shareholder. The Company also plans to obtain short-term loans from local banks and the local government. Moreover, the Company will seek indebtedness conversion agreements with four creditors. All these steps will allow the Company to meet its cash requirements throughout the fiscal year ending March 31, 2011.

In January 2011, the Company obtained financial support from a major shareholder. The major shareholder agreed in writing to extend the due date of loans totaling $10,448,908 for one additional year and promised to provide a guarantee for future debt if necessary.

In February 2011, the Company obtained a written commitment from a related party controlled by the Chairman of the Company. The related party agreed to provide a RMB 20 million (approximately $3 million) short-term loan by the end of February 2011.

In February 2011, the Company obtained an oral commitment from the local government. The local government agreed to provide a RMB 10 million (approximately $1.5 million) short-term loan by the end of February 2011.

In February 2011, the Company obtained oral agreements with four creditors. The creditors agreed to sign indebtedness agreements with the Company by the end of February 2011. The creditors will agree to accept common shares of the Company in exchange for cancellation of Company debt totaling RMB 14 million (approximately $2 million).

With the support of its major shareholder, the Company plans to extend the due date of short term bank loans from local banks totaling $20 million. The Company also plans to obtain additional bank loans from banks to fulfill its cash requirements.

In summary, the above plans will cover our working capital deficit, and we believe the Company has sufficient cash to sustain operations for the next 12 months.

24.
We note your statement that your major shareholder has committed to providing financial assistance, if necessary, over the next few years. Please tell us whether this commitment is in writing. If the commitment is in writing, please file the writing as an exhibit to your future filings. If the commitment is an oral commitment, please provide us with a written description of the contract. Please refer to Question 146.04 of the Division’s Regulation S-K Compliance & Disclosure Interpretations for further guidance.

Response to Comment 24

We respectfully note your comment and the Company confirms that this commitment is in writing and will be filed as an exhibit in a future filing.

Item 9A(T) — Controls and Procedures, page 37

Evaluation of Disclosure Controls and Procedures, pane 37

25.
We note your statement, “In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives”. Please confirm to us that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective “at that reasonable assurance level”. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act - Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/fina1/33-8238.htm. Please also comply with this comment in future filings.

Response to Comment 25

We respectfully note your comment and the Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

Management’s Report on Internal Control Over Financial Reporting, page 38

26.	Please confirm to us, if true, that “March 31, 2010” in the last sentence should read, “March 31, 2011.”

Response to Comment 26

We respectfully note your comment and the Company confirms that the “March 31, 2010” reference should read “March 31, 2011.”

27.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting? In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response to Comment 27

The audit department works under the supervision of the audit committee. The audit department has an internal auditor, who is responsible for evaluating and assessing the effectiveness of our internal control. Every year, the internal auditor updates flow charts according to the operations of the Company, performs walk-throughs and internal control testing. The auditor prepares reports on the effectiveness of internal control based on the result of its work and directly reports to the audit committee.

How do you maintain your books and records and prepare your financial statements?
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with -U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response to Comment 27

The Company maintain its books and records in accordance with Chinese Accounting Standards. The financial manager of the Company prepares US GAAP translation for SEC reporting purposes. The Chief Financial Officer reviews the work prepared by financial manager.

What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response to Comment 27

The financial manager of the Company prepares the financial statements. The internal auditor of the Company values the effectiveness of our internal control. They have some ongoing training relating to U.S. GAAP. One is the financial manager of the Company, another is the internal auditor of the Company. The internal auditor is a certified internal auditor. The internal auditor has four years professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comment 27

We respectfully note your comment and the Company confirms that it does not retain such an organization.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comment 27

We respectfully note your comment and the Company confirms that it does not retain such individuals.

Do you have an audit committee financial expert?
If you identify an audit committee financial expert in your filings, please describe the qualifications of your audit committee financial expert, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Response to Comment 27

We respectfully note your comment and confirm the following:

Our Board of Directors conducted a qualitative assessment of Mr. Barth’s level of knowledge and experience based on a number of factors, including his formal education and experience, and has determined that Mr. Barth is an Audit Committee Financial Expert within the meaning stipulated by the Securities and Exchange Commission.

Mr. Barth has been a Director of the Company since April 2007. Mr. Barth is a member of the Canadian Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants. He earned his B.A. and M.B.A. at York University and has over 26 years of experience as a certified accountant. Until recently, he was chief executive officer and president with Yukon Gold Corporation, Inc., a public company which is dual-listed in the U.S. and Canadian markets. He is currently a director of Yukon Gold Corporation Inc. and has served on its audit committee. He is also a member of the Board of Directors and chairman of the audit committee for Nuinsco Resources Limited, a TSX-listed exploration company.

Item 10 - Directors, Executive Officers and Corporate Governance, page 38

28.	In future filings, please disclose the terms of office of your directors. Refer to Item 401(a) of Regulation S-K.

Response to Comment 28

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

29.	In future filings, disclose the specific experience, qualifications, attributes or skills that led you to believe your directors should serve as such. Refer to Item 401(e) of Regulation S-K.

Response to Comment 29

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

30.	Your disclosure on page 39 indicates that both Mr. Chen and Mr. Zhou are the Chairman of the Board of Directors of Jinding. Please advise.

Response to Comment 30

We respectfully note your comment and the Company confirms that Mr. Chen is the Chairman of the Board of Directors of the Company and Mr. Zhou is the Chairman of the Board of Directors of Jinding, the Company’s wholly owned subsidiary.

Committees of the Board of Directors, page 40

31.	You state that your committee charters are available on your website at www.neworientalenergy.com. We are unable to access your website. Please advise.

Response to Comment 31

We respectfully note your comment and the Company confirms that the website was temporarily unavailable due to maintenance, but the website is currently active. The committee charters have been removed from the website, but are also available upon written request to the Company.

32.	You provide a “Nominating Committee” subheading on page 41 with no corresponding information. Please tell us what, if any, information should have been included under this subheading.

Response to Comment 32

We respectfully note your comment and the Company confirms that the “Nominating Committee” subheading should have been deleted and that no information should have been included under such subheading.

Item 11 - Executive Compensation, page 41

33.	Please tell us why you included Mr. Zhou’s compensation in the Summary Compensation Table rather than in a Director’s Compensation Table.

Response to Comment 33

We respectfully note your comment and the Company confirms that Mr. Zhou does not receive any compensation from his position as a Director of the Company, but does receive compensation as a Director of Jinding, the Company’s wholly owned subsidiary. Thus Mr. Zhou’s compensation was not included in the Director’s Compensation Table.

34.
We note your statement on page 42 that the Board of Directors seeks to provide senior management with a base salary appropriate for their professional status. Please tell us how the salary paid to your CFO and your former CFO comply with this statement. In this regard, we note that both Mr. Li and Mr. Wang serve or served as your CFO, but Mr. Wang received a salary of $50,000 while Mr. Li received a salary of $10,000, which is the same salary he received before being appointed CFO. Please tell us how these amounts relate to Mr. Li’s and Mr. Wang’s professional status.

Response to Comment 34

We respectfully note your comment and the Company confirms that the current compensation of Mr. Li is not related to his professional status. When Mr. Li became the CFO, the Company had some difficulties in its operations, and given local compensation levels, the Company did not adjust his compensation upon his promotion. The Company will adjust his compensation when the Company operations improve.

Item 13 - Certain Relationships and Related Transactions, Director Independence, page 45

35.
We note your statement in transaction (g) on page 46 that Yu Zhiyang is a significant shareholder of the company. Please tell us what percentage ownership this shareholder has in the company as well as the nature of such ownership. If Yu Zhiyang is a beneficial owner of more than five percent of any class of your voting securities, please note that this should be disclosed in the table required by Item 403 of Regulation S-K.

Response to Comment 35

We respectfully note your comment and the Company confirms that as of February 4, 2011, Yu Zhiyang held approximately 0.2% of the issued and outstanding shares of the Company’s common stock. The Company confirms that Mr. Yu is not a “significant” shareholder.

Item 14 - Principal Accounting Fees and Services, page 46

36.
On page 47, we note your statement regarding the Audit Committee’s pre-approval of all audit and non-audit services. Please tell us whether the entire committee must approve these services in the absence of necessary expediency. Additionally, please tell us which committee members have pre-approval authority when expedition of services is necessary.

Response to Comment 36

We respectfully note your comment and the Company confirms that the entire committee must approve services in the absence of necessary expediency. Xiaokai Cao is the committee member who has pre-approval authority when expedition is necessary.

Item 15 — Exhibits and Financial Statement Schedules, page 47

37.	Please include the May 25, 2010 Securities Purchase and Registration Rights Agreement as an exhibit as well as the applicable form of warrant.

Response to Comment 37

We respectfully note your comment and the Company confirms that it will file a Form 10-K/A which includes the referenced agreement and form of warrant as exhibits.

Note 3 — Summary of Significant Accounting Policies, page F-6

General

38.
As we requested in our review of your Form 10-K for the year ended March 31, 2008, please disclose in future filings the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the general and administrative expenses and selling and distribution expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as general and administrative expenses.

Response to Comment 38

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

39.	Please disclose your accounting policy for cash and cash equivalents and restricted cash. Please show us in your supplemental response what the revisions will look like.

Response to Comment 39

We respectfully note your comment and the Company confirms that disclosure in future filings will be similar to the following:

Cash and Cash Equivalents

Unrestricted cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash represents amounts held by a bank as security for bank acceptance notes and therefore is not available for the Company’s use. The restriction on cash is expected to be released within the next six months.

(v) Segments, page F-10

40.
As we requested in our review of your Form 10-K for the year ended March 31, 2008, please revise your disclosure in future filings to provide a reconciliation of your segment revenues, cost of goods sold, and gross profit (loss) results to your consolidated revenues, cost of goods sold, and gross profit (loss) for each period presented. Refer to FASB ASC 280-10-50-30.

Response to Comment 40

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

Note 18 — Subsequent Events, page F-21

41.
Please tell us how you have accounted for the registration rights agreements disclosed on page 25, including what consideration was given to FASB ASC 82520. Please also provide in future filings the disclosures required by FASB ASC 825-20-50, as applicable.

Response to Comment 41

We respectfully note your comment and confirm the following:

On May 3, 2010, the Company entered into a Securities Purchase and Registration Rights Agreement (the “First Purchase Agreement”) and a Warrant Agreement, with certain accredited investors (collectively, the “First Investors”), pursuant to which the Company issued 1,360,000 units (the “Units”) to the Investors, consisting of (i) one (1) share of our common stock, par value $0.001, and (ii) a Warrant to purchase one half (½) of one (1) share of common stock with an exercise price of Two Dollars ($2.00) per share (the “First Offering”). The purchase price for each Unit is $1.25 and the aggregate purchase price for the Units sold in the Offering was $1,700,000. The warrants vest only at the date on which financing is closed. The financing was not closed, and the Company has raised $1.82 million from the Offering as of June 21, 2010. Once the financing is closed the Company will value the warrants using the Black-Scholes pricing model. The Company is currently evaluating whether the warrants should be accounted for as derivatives since the Company’s functional currency is the RMB, which is different from the currency of the warrants.

On May 25, 2010, the Company entered into a separate Securities Purchase and Registration Rights Agreement (the “Additional Purchase Agreement,” and together with the First Purchase Agreement, the “Purchase Agreements”) and a Warrant Agreement with Joseph Zilfi, an accredited investor (the “Second Investor,” and together with the First Investors, the “Investors”), pursuant to which the Company issued 100,000 Units to the Second Investor, consisting of (i) one (1) share of our common stock, par value $0.001, and (ii) a Warrant to purchase one half (½) of one (1) share of common stock with an exercise price of Two Dollars ($2.00) per share (the “Second Offering,” and together with the First Offering, the “Offerings”). The purchase price for each Unit is $1.25 and the aggregate purchase price for the Units sold in the Second Offering was $125,000.

The Warrants have a 2½ year term and will not be exercisable until 6 months following the issuance of the Warrants.

Pursuant to the terms of the Purchase Agreements, the Company shall, on or prior to sixty (60) calendar days following the closing of each of the Offerings, use all reasonable efforts to prepare and file with the SEC a registration statement covering the shares of the Common Stock and the shares underlying the Warrants issued in connection with the applicable Offering.

The Company engaged Internet Securities, Inc. as placement agent (the “Placement Agent”) in connection with the Offerings. The Company will pay the Placement Agent an amount equal 10% of the aggregate gross proceeds raised in the Offerings in cash and a 5 year warrant to purchase 10% of the Securities sold in the Offerings (the “Placement Agent Warrant”). The Placement Agent Warrant shall have the same terms as the Warrant, except that the exercise price of the Placement Agent Warrant shall be $1.25.

The Company sold the Units in the Offerings in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D as promulgated by the SEC under the Securities Act 1933. When appropriate, we determined that the purchaser of securities described above was a sophisticated investor with the financial ability to assume the risk of its investment in our securities and acquired such securities for its own account and not with a view to any distribution thereof to the public. Where required by applicable law, the certificates evidencing the securities bear legends stating that the securities are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

Exhibits 31.1 and 31.2

42.
In future filings, please set forth the certifications exactly as they appear in Item 601(b)(31) of Regulation S-K. In this regard, we note that you omitted “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).

Response to Comment 42

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

Item 4 - Controls and Procedures, page 10

Evaluation of Disclosure Controls and Procedures, page 10

43.
We note your management’s conclusion regarding the effectiveness of your disclosure controls and procedures, which appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition set forth in the applicable rules. Additionally, in future filings, please revise to state that the effectiveness conclusion is based upon the entire definition in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state the conclusion without the definition and language such as “for the purpose for which they were designed.” This comment also applies to your quarterly report on Form 10-Q for the period ended September 30, 2010.

Response to Comment 43

We respectfully note your comment and the Company confirms that management’s conclusion regarding effectiveness is based on the full definition set forth in Rule 13a-15(e) and 15d-15(e) under the Exchange Act and will revise future filings accordingly.

Form 8-K filed October 20, 2010

44.	Please amend your Form 8-K to include the Indebtedness Conversion Agreement with Xingyang Hongchang Channel Gas Engineering Co., Ltd. as an exhibit.

Response to Comment 44

We respectfully note your comment and the Company confirms that it will file a Form 8-K/A to include the referenced agreement as an exhibit.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

45.	Please address the above comments in your interim filings as well, as applicable.

Response to Comment 45

We respectfully note your comment and the Company confirms that it will address these comments in its interim filings as well.

Item 1 — Financial Statements, page F-1

Condensed Consolidated Balance Sheets, page F-2

46.
The column heading of your September 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your March 31, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the March 31, 2010 balance sheet amounts are audited. Please revise.

Response to Comment 46

We respectfully note your comment and the Company confirms that balance sheet should have read as the following:

NEW ORIENTAL ENERGY & CHEMICAL CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2010	March 31, 2010

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$44,093	$319,816
Restricted cash	23,205,145	3,662,306
Notes receivable, net of reserve of $746,146 and $732,461 at September 30, 2010 and March 31, 2010, respectively	-	42,483
Inventories, net	1,748,335	7,607,683
Prepayments for goods	250,063	275,735
Due from employees	221,934	225,519
Other assets	117,200	35,762
Due from a related party	236,204	231,872
Deferred taxes	289,755	622,452
Total current assets	26,112,729	13,023,628

Condensed Consolidated Statements of Cash Flows, page F-5

47.
We note that restricted cash increased from $3.7 million as of March 31, 2010 to $23.2 million as of September 30, 2010. It does not appear that this increase in restricted cash has been reflected in your statement of cash flows. Please advise.

Response to Comment 47

We respectfully note your comment and the Company confirms that restricted cash represented deposits for the issuance of bank acceptance notes. When the acceptance notes mature, the restricted cash is transferred out to the bank. The increase in restricted cash is considered as unseparated terms for issuance of bank acceptance notes. Therefore, the increase of restricted cash is net of the proceeds from the short-term debt in the cash flow statements.

48.
In addition, short-term debt increased from $18.9 million as of March 31, 2010 to $42.0 million as of September 30, 2010. It is not clear how this increase in short-term debt is reflected in your statement of cash flows. Please advise.

Response to Comment 48

We respectfully note your comment and the Company confirms that its response is the same as the response above to Comment 47.

Item 2 — Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 22

General

49.
Please revise your MD&A disclosure in future filings to prominently discuss the fact that you ceased production on November 15, 2010 due to cash flow problems and have yet to continue production, if true. For example, you currently disclose on page 25 that you are a manufacturer and marketer of various products. This disclosure may be misleading, absent discussion of the fact that you have ceased production. Please show us in your supplemental response what the revisions will look like.

Response to Comment 49

We respectfully note your comment and the Company confirms that disclosure in future filings will be similar to the following:

Overview

The Company was incorporated in the State of Delaware on November 15, 2004, and its operating subsidiary, Henan Jinding Chemical Industry Co. Ltd. (“Henan Jinding”), is headquartered in Henan Province, the PRC. The Company is a manufacturer and marketer of various products, including urea, liquefied ammonia, ammonia water, methanol, ammonium bicarbonate and dimethyl ether (“DME”).

On October 11, 2006, a share exchange agreement was entered into by and among the Company, Kinfair Holdings Limited (“KHL”) and KHL’s shareholders, whereby the Company issued 7,500,000 shares, representing 59.34% of total common stock in exchange of 100% of KHL common stock (the “Share Exchange”). Henan Jinding is a wholly owned subsidiary of KHL. Jinding is the principal operating subsidiary of KHL.

After the Share Exchange, KHL and its wholly owned subsidiary, Henan Jinding, became a wholly-owned subsidiary of the Company and Henan Jinding became the principal operating subsidiary of the Company and is deemed to be the accounting acquirer and the exchange transaction has been accounted for as a reverse acquisition in accordance with ASC 805 Business Combinations. The Share Exchange has been accounted for as the recapitalization of Henan Jinding.

On November 13, 2007, Luoshan Jinding Chemical Co., Ltd. (“Luoshan Jinding”) was incorporated as a wholly owned subsidiary of Henan Jinding under the laws of the PRC.

On November 15, 2010, the Company ceased production due to the Company’s cash flow problem. The Company is seeking financial resources to solve the problem. The Company will obtain additional short-term loans from its major shareholder and extend its existing loans from the major shareholder. The Company also plans to obtain short-term loans from local banks and the local government. Moreover, the Company will seek indebtedness conversion agreements with four creditors. All these steps will allow the Company to meet its cash requirements throughout the fiscal year ending March 31, 2011.

The Company took the following steps to resume production:

Finance

In January 2011, the Company obtained financial support from a major shareholder. The major shareholder agreed in writing to extend the due date of loans totaling $10,448,908 for one additional year and promised to provide a guarantee for future debt if necessary.

In February 2011, the Company obtained a written commitment from a related party controlled by the Chairman of the Company. The related party agreed to provide a RMB 20 million (approximately $3 million) short-term loan by the end of February 2011.

In February 2011, the Company obtained an oral commitment from the local government. The local government agreed to provide a RMB 10 million (approximately $1.5 million) short-term loan by the end of February 2011.

In February 2011, the Company obtained oral agreements with four creditors. The creditors agreed to sign indebtedness agreements with the Company by the end of February 2011. The creditors will agree to accept common shares of the Company in exchange for cancellation of Company debt totaling RMB 14 million (approximately $2 million).

With the support of major shareholder, the Company plans to extend due date of short term bank loans from local banks totaling $20 million. And the Company also plans to obtain additional bank loans from banks to fulfill cash requirement.

In summary, the above plans will cover our working capital deficit, we believe the Company has sufficient cash to sustain operations for the next 12 months

Market Research

In 2010, the entire fertilizer industry faced a difficult situation in China. Seventy percent of smaller fertilizer manufacturers were forced to cease operations, while large fertilizer manufacturers were operating at only seventy percent of their capacity. Compared with past years, fertilizer production in China decreased approximately 20% in 2010. Management believes, based on market research, that the current stock of fertilizer will not meet the demand of the coming season. Management also believes that the current price of fertilizer will allow the Company to achieve a gross product and, furthermore, that such price is likely to rise in 2011.

Based on the current market price, methanol and DME are profitable for the Company. Based on observations of the market by the Company’s management, consumers of methanol and DME are resuming their operations. Therefore, management foresees demand for fuel gradually recovering. Furthermore, management estimates that the price of methanol and DME will increase in 2011.

In summary, management believes that all three main products manufactured by the Company will have positive trends in the future.

Cost of Goods Sold

The Company stopped production for maintenance of its manufacturing systems from June 21, 2010 to October 15, 2010. Based on the manufacturing outputs during the period between October 15 and November 15, 2010, we estimate our manufacturing systems will operate more efficiently when we resume production. Since November 15, 2010 the unit cost of products has also decreased.

Employees

During the period from November 15, 2010 to the present, all key management personnel, technical personnel, and operators remained with the Company.

Management estimates that the Company can and will resume production by the end of February 2011 based on the above factors.

Critical Accounting Policies and Estimates, page 23

Impairment of Long-Lived Assets, page 24

50.
You disclose that there were no indications of impairment based on your assessment at September 30, 2010. We note that you ceased production on November 15, 2010 due to cash flow problems. As such, please tell us whether you determined that this was a triggering event that would require you to test long-lived assets for recoverability. If you concluded that this was not a triggering event, please elaborate. Refer to ASC 360-10-35-21.

Response to Comment 50

We respectfully note your comment and the Company confirms that the Company ceased operations on November 15, 2010. Based on the management’s assessment at December 31, 2010, this is a triggering event that would require the Company to test long-lived assets for recoverability. As of December 31, 2010, the carrying value of long-lived assets can be covered by the future cash flows based on the impairment test results. No impairment loss was recognized. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of the use of our assets or the strategy for our overall business, and significant negative industry or economic trends.

Liquidity and Capital Resources, page 32

51.
Given your recurring losses, use of cash in operations, and the fact that you ceased production on November 15, 2010 and have yet to continue production, please enhance your disclosure in future filings to provide a comprehensive discussion of your liquidity. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. Please show us in your supplemental response what the revisions will look like.

Response to Comment 51

We respectfully note your comment and the Company confirms that disclosure in future filings will be similar to the following:

Liquidity

The Company has a working capital deficit of $43,244,159 as of December 31, 2010, and the Company incurred a net loss of $5,197,449 and negative cash flow from operations of $6,247,498 for the nine months ended December 31, 2010. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management recognizes that the Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to allow the Company to continue the development of its business plans and satisfy its current and long-term obligations on a timely basis. The Company believes that it will be able to complete the necessary steps in order to meet its cash requirements throughout the fiscal year ending March 31, 2011. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

To increase our cash resources, the Company obtained a short-term bank loan for RMB 12 million (approximately $1.8 million) with an interest rate of 11.16% per annum from Luoshan Rural Credit Cooperatives, which is due on January 10, 2012. Also in 2010, the Company obtained written commitments from its major shareholder to provide working capital to the Company, if needed, in the form of loans. With the existing cash and our future plans (see overview section), we believe the Company has sufficient cash to sustain operations for the next 12 months. In February 2011, the Company obtained a written commitment from a related party controlled by the Chairman of the Company. The related party agreed to provide a RMB 20 million (approximately $3 million) short-term loan by the end of February 2011.

In February 2011, the Company obtained an oral commitment from the local government. The local government agreed to provide a RMB 10 million (approximately $1.5 million) short-term loan by the end of February 2011.

In February 2011, the Company obtained oral agreements with four debtors. The debtors agreed to sign indebtedness agreements with the Company by the end of February 2011. The debtors agreed to accept common shares of the Company in exchange for the cancellation of Company debt totaling RMB 14 million (approximately $2 million).

As of December 31, 2010, our total assets were $54,314,809 and our total liabilities were $51,388,237. Our debt to asset ratio, calculated as total liabilities (including short-term debt and payables) over total assets, was 94.61%. As of December 31, 2010, our total assets were $54,314,809 and our operating revenue for the nine months ended December 31, 2010 was $18,034,768, reflecting a total asset turnover of 0.33.

Capital Resources

As of December 31, 2010, we had working capital deficit of $43,244,159. This was mainly due to the increase in the Company's net loss and capital expenditure in connection with the construction of the third phase of the 600,000 ton DME facility project.

We will finance capital expenditures through bank loans and related party loans. We will finance our business activity through bank loans and related party loans. The Company obtained a short-term bank loan for RMB 12 million (approximately $1.8 million) with an interest rate of 11.16% per annum from Luoshan Rural Credit Cooperatives, which is due on January 10, 2012. We intend to finance other capital expenditures mainly from cash flows from our operations, and from notes payable, bank loans and related party loans, if needed. With the existing cash and our future plans (see overview section), we believe the Company has sufficient cash to sustain operations for the next 12 months.

Capital Resources, page 33

52.
You discuss the rebounding of operations and state that you “believe that existing cash and resources are sufficient to meet [y]our projected operating requirements during the next 12 months.” Please tell us how you anticipate the rebounding of operations when you have ceased production as of November 15, 2010.

Additionally, please tell us why you believe you have sufficient resources to meet your operating requirements for the next 12 months when you have ceased operations due to cash flow problems. We note the short term bank loan you have obtained. Please tell us whether you have any other commitments in place for additional financing.

Response to Comment 52

We respectfully note your comment and the Company confirms that disclosure in future filings will be similar to the following:

We plan to take some steps to obtain funding to fulfill our cash requirements for resuming production. Moreover, with our observation of the current market, our cost of goods sold analysis and our retaining employees, our management estimates that the Company can and will resume production by the end of February 2011 based on the above factors. For details please refer to our answer to comment 49.

The Company acknowledges that (i) it is responsible for the adequacy and the disclosure in the filings; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please feel free to contact our legal counsel, Jonathan Barron, at (212) 536-3915, via fax to (212) 536-3901 or e-mail to jonathan.barron@klgates.com.

Sincerely

/s/ Dong Lai Li

Dong Lai Li
Chief Financial Officer
New Oriental Energy & Chemical Corp.